UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING __04/01/25__ AND ENDING __03/31/26__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ATB Capital Markets USA Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__410, 585 8th Ave SW__
(No. and Street)

__Calgary__   __AB__   __T2P1G1__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Nancy Peck__   __403-539-8602__   __npeck@atb.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Citrin Cooperman & Company, LLP__
(Name – if individual, state last, first, and middle name)

__50 Rockefeller Plaza__   __New York__   __NY__   __10020__
(Address)   (City)   (State)   (Zip Code)

__11/02/2005__   __2468__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Peck _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ATB Capital Markets USA Inc. _____, as of 6/1 _____, 2 06 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by:

Nancy Peck

A09F5CDB5D65441...

Title:

CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ATB Capital Markets USA Inc.
(A wholly-owned subsidiary of ATB Securities Inc.)

Financial Statements
(Expressed in U.S. dollars)

As of March 31, 2026

(With Report of Independent Registered Public Accounting Firm)

ATB Capital Markets USA Inc.

Financial Statements
March 31, 2026

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors
ATB Capital Markets USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATB Capital Markets USA Inc. as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ATB Capital Markets USA Inc. as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ATB Capital Markets USA Inc.'s management. Our responsibility is to express an opinion on ATB Capital Markets USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to ATB Capital Markets USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as ATB Capital Markets USA Inc.'s auditor since 2026.
New York, New York
June 1, 2026

ATB Capital Markets USA Inc.
Statement of Financial Condition
(All figures presented in US dollars)

As of March 31, 2026

Assets

Cash	$	3,736,185
Due from carrying broker (Note 3)		172,895
Receivable from ATB Financial (Note 7)		386,621
Deposit with carrying broker (Note 4)		250,000
Other assets		40,168
Prepaid expenses		51,565
Total assets	$	4,637,434

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	2,298,053
Due to ATB Capital Markets Corp. (Note 7)		48,292
Due to carrying broker (Note 5)		14,000
Total liabilities		2,360,345
Shareholder's equity:		
Share capital (Note 8)		5,811,606
Retained accumulated deficit		(3,534,517)
Total shareholder's equity		2,277,089
Total liabilities and shareholder's equity	$	4,637,434

See accompanying notes to the financial statements

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

March 31, 2026

1. BACKGROUND

ATB Capital Markets USA Inc. (the "Company") formerly known as AltaCorp Capital (USA) Inc. was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of ATB Securities Inc. formerly known as ATB Capital Markets Inc. (the "Parent") on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker on June 5, 2012. On October 11, 2022 they signed an agreement with Axos Clearing LLC ("Axos Clearing") replacing Apex Clearing Corp ("Apex Clearing"). Axos Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Axos Clearing expires October 10, 2027.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in US dollars. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period involves the use of estimates, which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Cash

Cash consists of US and Canadian currency and is held on deposit at a Canadian financial institution.

Deposits with clearing corporation

Cash is kept on deposit with Axos Clearing, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

March 31, 2026

Leases

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Prepaid and other assets

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

Accounts receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. Based on this assessment, an allowance for doubtful accounts was deemed $nil. The accounts receivable opening balance as of March 31, 2025 was $350,411 and as of March 31, 2026 was $nil.

Research fee revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Agency commissions revenue

Agency Commissions revenue consists of revenue generated through traditional commission-based brokerage services. Commissions and related clearing charges are recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting revenue

Underwriting revenue consists of fees earned when the Company acts as an agent or underwriter in the distribution of the securities of issuers. Underwriting revenues are recorded at the time the transaction is complete and the related income is reasonably determinable and the amount is collectible. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

March 31, 2026

Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue earned by the Parent and received by the Company is paid through intercompany transfers settled on a periodic basis.

Advisory revenue

Advisory revenue is earned as a result of providing advisory services to clients. The revenue is recognized at the point in time when the performance obligation is satisfied.

Foreign currency transactions

The US dollar is the functional currency for the Company's operations. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as of the end of the reporting period and the related gains and losses are included in the results of operations for the period.

Comprehensive income

There are no items which would cause comprehensive income to differ from net income.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer providing agency transactions to clients. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The financial statements and accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and financial statements as presented. The measure of segment assets is reported on the statement of financial condition as total assets.

3. DUE FROM CARRYING BROKER

The $172,895 receivable from the Company's carrying broker represents amounts due from Axos Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Axos Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

March 31, 2026

account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Axos Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $14,000 payable to the Company's carrying broker represents amounts due to Axos Clearing for clearing trades.

6. RISK MANAGEMENT

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. For the year ended March 31, 2026, the Company maintains cash balances which, at times, may exceed federally insured limits.

7. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Affiliate. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a portion of the operating expenses, overhead expenses and compensation costs of the Affiliate. In addition, the Affiliate may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue.

As of March 31, 2026, the net payable to the Affiliate for these fees is $32,846.

Over the course of the year the Parent pays certain expenses on behalf of the Company and the Company reimburses these expenses on a monthly basis.

As of March 31, 2026, the net payable to the Parent is $15,446.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

March 31, 2026

8. SHARE CAPITAL

Details of the Company's share capital are as follows:

Authorized
Unlimited common shares without nominal or par value

Issued and outstanding
5,815,001 common shares $ 5,811,606

9. PAYMENT IN LIEU OF TAX

As of March 31, 2020, and in connection with the Parent becoming a Crown corporation, the Company is now exempt from income tax and will be subject to payment in lieu of tax ("PILOT"). Pursuant to the ATB Act, the Government of Alberta may assess a charge to the Parent as prescribed by the ATB Regulation. The ATB Regulation defines this charge to be an amount equal to 23% of the Parent's consolidated net income as reported in its audited annual financial statements. The Company will owe or collect from the Parent, it's allocated portion of the total amount incurred related to PILOT in the following year. As of March 31, 2026, the Company accrued a receivable from the Parent of $386,621 related to PILOT.

The Company is a disregarded entity for tax purposes and is not subject to foreign, federal or state income taxes on its income. Accordingly, the Company has not provisioned for foreign, federal or state income taxes. In accordance with ASC 740, Income Taxes, management has determined that the Company has no uncertain tax positions that would require financial statement recognition as of March 31, 2026. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. There are presently no ongoing income tax examinations.

10. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At March 31, 2026, the Company had net capital equal to $1,792,669 which exceeded its requirement by $1,542,669.

ATB Capital Markets USA Inc.
Notes to the Financial Statements
(All figures presented in US dollars)

March 31, 2026

11. SUBSEQUENT EVENTS

The Company has evaluated the effects of events that have occurred subsequent to the year ended March 31, 2026 and through to June 1, 2026, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements